File No. 812-14865

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

Gracie Credit Opportunities Master Fund, L.P.

and

Gracie Asset Management

399 Park Avenue, 6th Floor

New York, New York 10022

Amended and Restated Application for an Order Pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “Act”) for an Exemption from Sections 12(d)(1)(A)(i) and 12(d)(1)(B)(i) of the Act and Pursuant to Sections 6(c) and 17(b) of the Act for an Exemption from Section 17(a) of the Act

Please send all communications, notices, and orders to:

Brad Wagner, Esq.

Gracie Asset Management

399 Park Avenue, 6th Floor

New York, NY 10022

With a copy to:

W. John McGuire, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue NW

Washington, DC 20004

This application consists of 28 pages (including exhibits).

I.	INTRODUCTION

Gracie Credit Opportunities Master Fund, L.P. (the “Initial Fund”) and Gracie Asset Management (the “Adviser”)1 (collectively referred to as “Applicants”) hereby apply for and request from the Securities and Exchange Commission (the “Commission”) an order as described below. Applicants request that the order apply not only to the Initial Fund, but also to each existing and each future issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is or may in the future be advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (included in the term “Adviser”) (each, including the Initial Fund, a “Fund” and collectively, the “Funds”).2

Applicants request an order under Section 12(d)(1)(J) of the Act exempting them from the limitations set forth in Sections 12(d)(1)(A)(i) and 12(d)(1)(B)(i) of the Act to the extent necessary to permit:

(1)	each Fund that relies on the requested order to acquire shares, in excess of the limits set forth in Sections 12(d)(1)(A)(i) of the Act, of registered open-end management investment companies that operate as exchange traded funds (“ETFs”) pursuant to exemptive relief issued by the Commission (each an “Underlying Investment Company”), and registered unit investment trusts (“UITs”) that operate as ETFs pursuant to exemptive relief issued by the

[1]	All references herein to the term “Adviser” include successors-in-interest to the Adviser. A successor-in-interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]

All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of this application.

Commission (the “Underlying UITs” and together with the Underlying Investment Companies, the “Underlying ETFs”); [3] and

(2)	an Underlying ETF, any principal underwriter for the Underlying ETF, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act”) to sell shares of the Underlying ETF to a Fund, in excess of the limits set forth in Section 12(d)(1)(B)(i) of the Act.

Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) to exempt the transactions described above from Section 17(a) to the extent necessary to permit purchases and redemptions by a Fund of shares of the Underlying ETFs and to permit sales and redemptions by the Underlying ETFs of their shares in transactions with a Fund, as and to the extent described in this application.

II.	THE APPLICANTS

A.	The Initial Fund

The Initial Fund is the master fund in a master feeder structure for the Gracie Credit Opportunities Fund, L.P. (the “U.S. Feeder Fund”) and the Gracie International Credit Opportunities Fund, Ltd. (the “Offshore Feeder Fund”). Investors make investments in the U.S. Feeder Fund and the Offshore Feeder Fund (each, a “Feeder Fund” and collectively, the “Feeder Funds”), and substantially all of the assets of the Feeder Funds are invested in the Initial Fund. Portfolio holdings are assets of the Initial Fund. The Initial Fund and the U.S. Feeder Fund are Delaware limited partnerships. The Offshore Feeder Fund is an exempted company incorporated

[3]

The Underlying ETFs may be registered under the Act as either UITs or open-end management investment companies, but in each case have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices.

with limited liability under the provisions of the Companies Law (2013 Revision) of the Cayman Islands, as amended. The Initial Fund and each Feeder Fund are issuers that would each be an investment company but for Section 3(c)(7) of the Act and, thus, are not registered under the Act.

B.	The Adviser

P&S Credit Management, L.P., doing business as Gracie Asset Management, a Delaware limited partnership, is an indirect wholly-owned subsidiary of Moelis Asset Management, LP, a Delaware limited partnership, with its principal offices located at 399 Park Avenue, New York, New York 10022. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and serves as investment adviser for the Initial Fund. Each other Adviser will be registered as an investment adviser under the Advisers Act.

III.	INVESTMENT STRATEGIES OF THE FUNDS

Each Fund would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act. Because a Fund may invest in the shares of an Underlying ETF, it is subject to the limitations of Sections 12(d)(1)(A)(i) and 12(d)(1)(B)(i) of the Act, which, as described in further detail below, limits the ability of issuers such as the Funds, that but for Sections 3(c)(1) or 3(c)(7) of the Act would be investment companies, to invest their assets in investment companies, or for investment companies, their distributors, and broker-dealers to sell their shares to a Fund.

IV.	LEGAL ANALYSIS

A.	Section 3(c)(1) and Section 3(c)(7) of the Act: Funds Are Investment Companies for Purposes of Sections 12(d)(1)(A)(i) and (B)(i)

Section 3(c)(1) of the Act provides an exclusion from the definition of investment company for any issuer whose outstanding securities are beneficially owned by not more than one hundred persons and which is not making and does not presently propose to make a public offering of its securities. Section 3(c)(7) of the Act provides an exclusion from the definition of investment company for any issuer, the outstanding securities of which are owned exclusively by persons who, at the time of acquisition of such securities, are qualified purchasers, and which is not making and does not at that time propose to make a public offering of such securities.

Issuers relying on either Section 3(c)(1) or Section 3(c)(7) are deemed to be investment companies for purposes of the limitations set forth in subparagraphs (A)(i) and (B)(i) of Section 12(d)(1) of the Act. Accordingly, notwithstanding their exclusion from the definition of investment company, unregulated private investment companies, such as the Fund, are subject to limitations on their ability to acquire shares of an Underlying ETF.

B.	Sections 12(d)(1)(A)(i) and (B)(i) of the Act: Application to the Fund and the Need for Relief Pursuant to Section 12(d)(1)(J)

As here relevant, subparagraph (i) of Section 12(d)(1)(A) of the Act prohibits an investment company from acquiring shares of a registered investment company if the shares represent more than 3% of the total outstanding voting shares of the acquired company. Subparagraph (i) of Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting shares.

Section 12(d)(1)(J) of the Act provides that the SEC may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history provides that the Commission should consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.” Applicants agree to conditions that adequately address the concerns underlying the applicable limits in Sections 12(d)(1)(A)(i) and (B)(i). As such, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed arrangements are consistent with Congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive manner.”

C.	Concerns Underlying the Limits in Sections 12(d)(1)(A) and (B)

Congress intended that the restrictions in Section 12(d)(1)(A) and (B) of the Act address certain abuses perceived to be associated with the pyramiding of investment companies, including: (i) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); (ii) diversification without any clear benefit; (iii) undue influence by a fund holding company over its underlying investment companies; (iv) the threat of large scale redemptions of the securities of the underlying investment companies; and (v) unnecessary complexity. The SEC identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”). Applicants submit that these concerns have been addressed by the terms and conditions of the exemptive relief that ETFs typically receive from the Commission with respect to investments by registered investment companies in ETFs, some of which have been repeated herein.

Many of these concerns, however, are not present when issuers, such as the Funds, acquire shares of a registered investment company. This is evidenced by the fact that issuers relying on Section 3(c)(1) or 3(c)(7) are deemed to be investment companies for purposes of 12(d)(1) only when they are purchasing shares of a registered investment company. Clearly, Congress was seeking to protect the interests of the acquired registered investment company and its shareholders; Congress was not seeking to protect the unregulated, unregistered issuer. This fact is further clarified by statements of Commission staff in 1992: “The Division [of Investment Management] believes . . . that limitations on the ability of all section 3(c)(1) [and 3(c)(7)] issuers to invest in registered investment companies are necessary to protect the public shareholders of registered investment companies. Private issuers, excepted from regulation under the Act, could acquire controlling interests and exert undue influence over registered funds, disrupting their portfolio management through the threat of redemption.” The Division went on to recommend that Section 3(c)(1) and 3(c)(7) issuers be subject to Section 12(d)(1)’s restrictions governing the purchase of registered investment company securities. That recommendation was adopted by Congress and was implemented in 1996 through the National Securities Markets Improvement Act.

The PPI Report describes certain potential abuses, such as duplication of costs and illusory diversification benefits, that an investing registered investment company and its shareholders should be protected from. Here, however, the Funds — the unregistered Funds — are unregulated entities whose shareholders must meet certain thresholds designed to demonstrate that they are sophisticated and possess a certain minimum level of financial acumen. Applicants submit that the Funds and their investors are not in need of the protections that otherwise are afforded to a registered investment company and its shareholders. Accordingly, Applicants believe that the concerns that should be addressed by the Commission in the requested order are solely those that affect the acquired registered investment companies — namely, a Fund exerting undue influence over Underlying ETFs and the threat of large scale redemptions of the shares of the Underlying ETFs. In this connection, Applicants submit that the unique structure of ETFs provide some inherent protections from these concerns and, to the extent there are remaining concerns, the proposed conditions herein would adequately protect the interests of the Underlying ETFs and their shareholders with respect to investments by a Fund. The concerns Applicants believe are associated with a Fund investing in Underlying ETFs, and the conditions designed to ameliorate them, are addressed in more detail below.

1.	No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund or its affiliated persons over the Underlying ETFs. Each Underlying Investment Company will operate independently as determined by its own Board4 and management. Each Underlying UIT will operate independently pursuant to its governing documents. Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying ETFs with any purpose, or with the effect of, changing or influencing the control of the Underlying ETFs, or in connection with or as a participant in any transaction having that purpose or effect, and they will not take any action to

[4]	The term “Board,” as used in this application, refers to the board of directors or trustees, as applicable, of the specified entity.

influence the sponsors, trustees, investment advisers or Boards of the Underlying ETFs. Additionally, to limit the control a Fund or its affiliated persons may have over an Underlying ETF, Applicants submit that, as reflected in Condition 1, the Adviser and any person controlling, controlled by or under common control with the Adviser, and any Fund and any investment company advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the “Group”) will not control (individually or in the aggregate) an Underlying ETF within the meaning of Section 2(a)(9) of the Act.

Specifically, with respect to a Fund’s investment in an Underlying ETF, (i) each member of the Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Underlying ETF in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group will vote its shares of the Underlying ETF in the same proportion as the vote of all other holders of the same type of such Underlying ETF’s shares. If, as a result of a decrease in the outstanding voting securities of an Underlying ETF, the Group, in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Underlying ETF, then it will vote its shares of the Underlying ETF in the same proportion as the vote of all other holders of the Underlying ETF’s shares.

To further limit the potential for undue influence by a Fund and/or its affiliated persons over an Underlying ETF, Condition 2 precludes a Fund or the Adviser, any Sub-Adviser,5 promoter or principal underwriter of a Fund, as well as any person controlling, controlled by or under common control with any of those entities (each a “Fund Affiliate”) from taking advantage of an Underlying ETF with respect to transactions between a Fund or a Fund Affiliate and the

[5]	The Fund does not have any Sub-Advisers. The Adviser has no present intention of using one or more Sub-Advisers for the Fund or any future Funds.

Underlying ETF or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each an “Underlying ETF Affiliate”). No Fund or Fund Affiliate will cause any existing or potential investment by the Fund in shares of an Underlying ETF to influence the terms of any services or transactions between the Fund or a Fund Affiliate and the Underlying ETF or an Underlying ETF Affiliate.

Condition 3 further provides that once an investment by a Fund in the securities of an Underlying Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Underlying Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Underlying Investment Company to the Fund or a Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Underlying Investment Company; (b) is within the range of consideration that the Underlying Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Underlying Investment Company and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

Additionally, Condition 4 provides that no Fund or Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Investment Company or sponsor to an Underlying UIT) will cause an Underlying ETF to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each an “Underwriting Affiliate,” except that any person whose relationship to the Underlying ETF is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”

Condition 5 further requires that the Board of an Underlying Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Underlying Investment Company in an Affiliated Underwriting once an investment by a Fund in the securities of the Underlying Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Underlying Investment Company will be required to review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund in the Underlying Investment Company. The Board of the Underlying Investment Company will be required to consider, among other things: (a) whether the purchases were consistent with the investment objective(s) and policies of the Underlying Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Underlying Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Underlying Investment Company will be required to take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

Condition 6 will require that the Underlying Investment Company keep records concerning its purchases in Affiliated Underwritings. Specifically, the Underlying Investment Company will be required to maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and to maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund in the securities of an Underlying Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Underlying Investment Company were made.

To further ensure that an Underlying ETF understands and appreciates the implications of a Fund’s investment under the requested exemptive relief, as required by Condition 7, prior to its investment in the shares of an Underlying ETF in excess of the limit of Section 12(d)(1)(A)(i) of the Act, (1) a Fund and the Underlying Investment Company will execute an agreement stating, without limitation, that the Board of the Underlying Investment Company and each respective investment adviser, including the Adviser, or (2) a Fund and the Underlying UIT will execute an agreement stating, without limitation, that the Sponsor of the Underlying UIT and the Adviser, understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the “Participation Agreement”). At the time of its investment in shares of an

Underlying Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund will notify the Underlying Investment Company of the investment. At such time, the Fund also will transmit to the Underlying Investment Company a list of the names of each Fund Affiliate and Underwriting Affiliate. The Fund will notify the Underlying Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Underlying ETF and the Fund will be required to maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.6

Applicants believe the foregoing conditions address the concerns of undue influence underlying Section 12(d)(1).

2.	Threat of Large-Scale Redemptions

The PPI Report expresses the following three principal concerns about the threat large-scale redemptions by a fund holding company may have on an underlying fund: (i) underlying funds would need to retain excessive cash balances to satisfy large-scale redemption requests7 and the retention of excessive cash balances would be inconsistent with the interests of other underlying fund shareholders because the fund would not be fully invested in portfolio

[6]	An Underlying Investment Company would retain its right to reject any initial investment by a Fund in excess of the limits in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund.
[7]

An underlying fund operating as a traditional mutual fund may need to retain a substantial cash balance to satisfy redemptions because section 22(e) of the Act generally requires that the fund pay redemption proceeds within seven days of the redemption request. Without a sufficient cash balance, a traditional mutual fund that redeems shares for cash could fail to meet its obligations under section 22(e) and/or could be forced to sell portfolio securities at unfavorable prices.

securities;8 (ii) management of a fund holding company may, through threat of redemption, induce deviations from the underlying fund’s investment program or policies; and (iii) large-scale redemptions could burden shareholders with unnecessary capital gains and disrupt the orderly management of the underlying funds.9 Applicants submit that the proposed transactions do not raise any of these concerns because, for the reasons discussed below, large-scale redemptions do not pose a significant threat to the Underlying ETFs.

(a)	Threat of Redemption Would Not Create Excessive Cash Balances

Applicants do not believe the Underlying ETFs would be required to maintain excessive cash balances. Shares of ETFs are not individually redeemable; they trade in the secondary market. Generally, shares of an ETF are redeemable directly to the ETF only in large aggregations of shares known as “Creation Units” and only by certain broker-dealers known as “Authorized Participants.” A Fund, therefore, would generally sell its shares of an Underlying ETF in the secondary market, and not directly redeem those shares. Since secondary market trading activity occurs away from the Underlying ETFs, the portfolio management of an Underlying ETF would not be disrupted or even affected by a Fund’s selling activities in the secondary market. Further, the vast majority of ETFs use an “in-kind” creation/redemption process that is designed to permit ETFs to remain fully invested in portfolio securities. Therefore, Underlying ETFs using this process would not need to hold cash balances to fund potential redemptions and the Underlying ETFs’ investment programs would not be disrupted by such large-scale redemptions. The Underlying ETFs, therefore, would not need to retain excess cash balances to meet redemption requests.

[8]	PPI Report at 317.
[9]	Id. at 317.

(b)	Threat of Redemption Would Not Induce Deviations in Investment Policy

Applicants believe that neither the Funds nor any Fund Affiliates would be able to exert undue influence over the Underlying ETFs or induce them to deviate from their investment program or policies. As discussed above, shares of the Underlying ETFs are traded in the secondary market and such market activity would not disrupt or even affect the management of the Underlying ETFs. With respect to the Underlying UITs, there is no discretion to vary the UIT’s investments. As to the Underlying Investment Companies, the majority of such ETFs track an index, leaving the advisers of such ETFs with very limited discretion to vary the ETFs’ investment programs. It is extremely unlikely that a Fund or a Fund Affiliate would be able to exert influence over an Underlying Investment Company or induce an Underlying Investment Company to deviate from its investment program.

(c)	Redemptions Would Not Generate Unnecessary Capital Gains or Disrupt Orderly Management

Should, however, increased sales of shares of Underlying ETFs in the secondary market lead to additional redemptions, Applicants believe that such redemptions of Creation Units would not burden remaining Underlying ETF shareholders with unnecessary capital gains or disrupt the orderly management of the Underlying ETFs. Most ETFs redeem Creation Units in exchange for the ETF’s portfolio securities — not cash. A pro rata portion of the ETF’s portfolio securities is distributed to the redeeming shareholder. Thus, remaining shareholders would not be burdened with unnecessary capital gains. In addition, the management of the ETFs would not be disrupted.

3.	No Excessive Layering of Fees

Although Applicants do not believe this should be a concern of the Commission, based on the nature of the Fund and the proposed structure, Applicants do not believe the arrangement will result in excessive layering of fees. Within the structure, the Underlying ETFs will pay advisory fees to their investment advisers. In addition, the Underlying ETFs, or their advisers will pay fees to service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., fund accounting). Investors that own an interest in a Fund will pay, indirectly, their proportionate share of any Underlying ETF fees and expenses.

Each Fund will also pay its own advisory, administrative, custody, legal, accounting and other expenses. Such services to the Funds are different from the services provided to the Underlying ETFs because each Fund is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

4.	Structure is not Overly Complex

Although Applicants do not believe the complexity of a Fund’s structure should be a concern of the Commission, the proposed arrangement will not create an overly complex fund structure that would confuse Fund investors. Under the proposed conditions, no Underlying ETF (or, if applicable, its respective master fund) will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying ETF (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company

(other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying ETF to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions. Condition 8 addresses the concern about complexity by generally limiting the Funds’ structure to two layers of funds as described above.

Additionally, the proposed arrangement will not confuse investors because a Fund’s offering memorandum will contain clear, concise disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying ETFs.

An investment by the Initial Fund, which operates using a master-feeder structure, in an Underlying ETF will result in a multi-tier arrangement (a fund within a master-feeder structure investing in another fund). In the case where an Underlying ETF also operates using a master-feeder structure, having the Initial Fund as an investor will result in a compounded multi-tier arrangement (a fund in a master-feeder structure investing in a feeder fund investing in a master fund).10 However, Applicants do not believe that this will result in an overly complex structure. The master-feeder arrangement is entirely transparent. For any investor, whether a Fund or any other investor, an investment in an Underlying ETF that is a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying ETF that does not use a master-feeder arrangement (i.e., a fund that invests directly in portfolio securities).

[10]	Applicants are aware of only one ETF that currently operates in a master-feeder structure.

D.	Section 17(a) Relief

1.	Explanation of Section 17(a)

Applicants also seek, pursuant to Sections 6(c) and 17(b) of the Act, an exemption granting relief from the provisions of Section 17(a) of the Act to permit the purchases, sales and redemptions by the Funds of the shares issued by Underlying ETFs, as well as the purchases, sales and redemptions by such Underlying ETFs of their shares in transactions with the Funds.

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

“(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.”

Although Applicants believe that a Fund will generally purchase shares of an Underlying ETF in the secondary market and will not purchase Creation Units directly from an Underlying ETF, a Fund might seek to transact in Creation Units, through an Authorized Participant, directly with an Underlying ETF that is an affiliated person of a Fund. To the extent that purchases and sales of shares of an Underlying ETF occur in the secondary market and not through principal transactions directly between a Fund and an Underlying ETF, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct purchases by a Fund of shares in Creation Units from an Underlying ETF and redemptions of those Shares.11 For example, a Fund and any Underlying ETF may be deemed to be affiliated persons of one another if a Fund owned 5% or more of one or more of such Underlying ETF’s outstanding voting securities. Also, the sale of shares by Underlying ETFs to a Fund and the redemption of the shares of Underlying ETFs by a Fund may be deemed to violate Section 17(a) of the Act.

2.	Request for an Order Pursuant to Sections 17(b) and 6(c)

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because multiple transactions could occur between a Fund and an Underlying ETF, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c).

[11]	Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund, or an affiliated person of such person, for the purchase by the Fund of shares of an Underlying ETF or (b) an affiliated person of an Underlying ETF, or an affiliated person of such person, for the sale by the Underlying ETF of its shares to a Fund may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching. Applicants note that the Commission has routinely granted relief from Section 17(a) to permit registered open-end funds to purchase shares of other open-end funds, and to permit registered funds to sell their shares to other registered open-end funds. In particular, the Commission has routinely granted relief to ETFs to sell their shares to other open-end funds. Applicants do not believe that the policy considerations for relief from Section 17(a) are any different in the context of purchases of shares of an Underlying ETF by an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, such as the Fund, than an issuer that is an investment company. Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.

First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of shares directly from a Underlying ETF will be based on the net asset value of the Underlying ETF in accordance with policies and procedures set forth in the Underlying ETF’s registration statement.

Second, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Permitting a Fund to invest to a greater extent in Underlying ETFs provide additional liquidity providers to the secondary market, which will only enhance market efficiency with respect to shares of the Underlying ETFs.12 Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V.	PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

Applicants are not aware that the Commission has ever granted relief substantially identical to that requested herein. Nonetheless, the Commission has granted exemptive orders to numerous mutual fund complexes who sought relief for fund of funds arrangements with unaffiliated registered investment companies, whose requests for relief included conditions, many of which are, substantially identical to those included in this application.13 The Commission has also granted exemptive orders to virtually every ETF to permit unaffiliated registered investment companies to invest in shares of those ETFs beyond the 12(d)(1) limits, whose requests for relief included conditions, many of which are, substantially identical to those included in this application.14 Applicants believe that the conditions designed to protect the

[12]	Gerasimos G. Rompotis, Active Versus Passive ETFs: An Investigation of Bid-Ask Spread, The IUP Journal of Applied Finance, Vol. 16, No. 3 (2010) at 7 (“increased market activity benefits investors by narrowing the deviation s between prices offered by ETF seller and buyers”); Benito Sanchez & Peihwang Wei, The Liquidity of Exchange Traded Funds, International Review of Applied Financial Issues and Economics, Vol. 2, No. 4 (2010) at 624 (“empirical research generally finds that the bid-ask spreads is a decreasing function of trading volume”); Mingsheng Li et al., Empirical Analysis of ETF Intraday Trading, Financial Services Review, Vol. 21 (2012) at 157 (“the smaller spreads of benchmark ETFs are likely driven by the large trading volume, long-trading history, and large capitalization of these ETFs”).
[13]	See, e.g., American Century International Bond Funds, et al., Investment Company Act Release Nos. 32805 (August 31, 2017) (notice) and 32833 (September 26, 2017) (order); Aspiriant Trust, et al., Investment Company Act Release Nos. 32634 (May 11, 2017) (notice) and 32672 (June 6, 2017) (order).
[14]

See, e.g., American Century ETF Trust, et al., Investment Company Act Release Nos. 32838 (September 28, 2017) (notice) and 32871 (October 25, 2017) (order); Wells Fargo Exchange-Traded Funds Trust, et al., Investment Company Act Release Nos. 32836 (September 27, 2017) (notice) and 32869 (October 24, 2017) (order).

interests of the underlying funds in these precedents will serve equally well to protect the interests of the Underlying ETFs as contemplated herein.

VI.	APPLICANTS’ CONDITIONS

Investments by Funds in Underlying ETFs

Applicants agree that the relief to permit Funds to invest in Underlying ETFs shall be subject to the following conditions:

1.	The members of the Group will not control (individually or in the aggregate) an Underlying ETF within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of any Underlying ETF, the Group becomes a holder of more than 25% of the outstanding voting securities of such Underlying ETF, then the Group will vote its shares of the Underlying ETF in the same proportion as the vote of all other holders of the Underlying ETF’s shares.

2.	No Fund or Fund Affiliate will cause any existing or potential investment by the Fund in an Underlying ETF to influence the terms of any services or transactions between the Fund or a Fund Affiliate and the Underlying ETF or an Underlying ETF Affiliate.

3.

Once an investment by a Fund in the securities of an Underlying Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Underlying Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Underlying Investment Company to a Fund or a Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Underlying Investment Company; (b) is within the range of consideration that the Underlying

Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Underlying Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

4.	No Fund or Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Investment Company or sponsor to an Unaffiliated UIT) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

5.

The Board of an Underlying Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Underlying Investment Company in an Affiliated Underwriting once an investment by a Fund in the securities of the Underlying Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Underlying Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund in the Underlying Investment Company. The Board of the Underlying Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Underlying Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Underlying Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Underlying Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

6.	Each Underlying Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund in the securities of an Underlying Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth the (1) party from whom the securities were acquired, (2) identity of the underwriting syndicate’s members, (3) terms of the purchase, and (4) information or materials upon which the determinations of the Board of the Underlying Investment Company were made.

7.

Prior to its investment in shares of an Underlying Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund and the Underlying Investment Company will execute a Participation Agreement stating, without limitation, that the Board of the Underlying Investment Company and each respective investment adviser understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. Prior to its investment in shares of an Underlying UIT in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund and the Underlying UIT will execute a Participation Agreement stating, without limitation, that the Sponsor of the Underlying UIT and the Adviser understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Underlying ETF in excess of the limit in Section 12(d)(1)(A)(i), a Fund will notify the Underlying ETF of the investment. At such time, the Fund will also transmit to the Underlying ETF a list of the names of each Fund Affiliate and Underwriting Affiliate. The Fund will notify the Underlying ETF of any changes to the list as soon as reasonably practicable after a change occurs. The Underlying ETF and the Fund will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

8.

No Underlying ETF will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying ETF: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying ETF to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

Applicants recognize the omission of certain conditions traditionally required of mutual funds and ETFs that have obtained similar relief for fund of funds arrangements. As previously stated herein, Applicants believe those particular conditions are not relevant to the Funds as private investment companies.

VII. CONCLUSION

Based on the foregoing, Applicants request an order under Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A)(i) and 12(d)(1)(B)(i) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Sections 17(a)(1) and (2) of the Act. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b), and 6(c) of the Act and, therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants state that their address is printed on the application’s facing page and they request that all written communications concerning the application be directed to the individuals and addresses printed on the application’s facing page. Also, Applicants have attached as an exhibit to the application the required verification.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. James Palmisciano is authorized to sign and file this document on behalf of the Adviser and the Fund pursuant to the general authority vested in him as Chief Investment Officer of the Adviser and the Fund.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

Dated: July 3, 2018

GRACIE CREDIT OPPORTUNITIES MASTER FUND, L.P.

By: P&S Credit Partners, LLC, its general partner

By:	/s/ James Palmisciano

Name:	James Palmisciano

Title:	Chief Investment Officer

P&S CREDIT MANAGEMENT, L.P.

By: P&S Credit Partners, LLC, its general partner

By:	/s/ James Palmisciano

Name:	James Palmisciano

Title:	Chief Investment Officer

EXHIBIT

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the undersigned states that he has duly executed the attached application for and on behalf of Gracie Credit Opportunities Master Fund, L.P.; that he is Chief Investment Officer of P&S Credit Partners, LLC, the general partner of Gracie Credit Opportunities Master Fund, L.P.; and that all action taken by owners, partners, officers and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ James Palmisciano
Name: James Palmisciano
Date: July 3, 2018

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the undersigned states that he has duly executed the attached application for and on behalf of P&S Credit Management, L.P.; that he is Chief Investment Officer of P&S Credit Partners, LLC, the general partner of P&S Credit Management, L.P.; and that all action taken by shareholders, directors and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ James Palmisciano
Name: James Palmisciano
Date: July 3, 2018

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